[PDC Letterhead]

January 8, 2016

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Wei Lu, Staff Accountant

U.S. Securities and Exchange Commission

Washington, DC 20549

VIA EDGAR

Re: PDC Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 19, 2015

File No. 000-07246

Dear Mr. Skinner and Ms. Lu,

Regarding the letter dated December 21, 2015, containing comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Annual Report on Form 10-K of PDC Energy, Inc. (the “Company”) for the fiscal year ended December 31, 2014 (the “Comment Letter”), this correspondence is to confirm the telephone conversation today between Mr. Skinner and the Company’s outside counsel regarding an additional extension of time to respond to the Comment Letter. As discussed with Mr. Skinner, the time required to gather the information necessary to respond to the Comment Letter is greater than the Company initially expected, and the Company now expects to respond to the Comment Letter on or before January 29, 2016.

If you have any questions or concerns about the foregoing, please contact the undersigned at (303) 860-5800 or gysle.shellum@pdce.com.

Best Regards,

/s/ Gysle Shellum

Gysle Shellum

Chief Financial Officer